UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Luxfer Holdings PLC
(Name of Issuer)
American Depositary Shares, each representing one Ordinary Share of nominal value £0.50 each
(Title of Class of Securities)
550678106
(CUSIP Number)
April 11, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 550678106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Canton Holdings, L.L.C
(2) Check the Appropriate Box if a Member of a Group	(a) [ * ]
(b) [ * ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,577,977*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	2,577,977*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,577,977*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 9.6%*
(12) Type of Reporting Person (See Instructions): OO, HC

* Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13G are held by the Funds. On April 13, 2016, Reporting Persons filed a Schedule 13D exit filing reflecting Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 550678106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Archer Capital Management, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [ * ]
(b) [ * ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,577,977*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	2,577,977*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,577,977*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 9.6*
(12) Type of Reporting Person (See Instructions): PN, IA

* Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13G are held by the Funds. On April 13, 2016, Reporting Persons filed a Schedule 13D exit filing reflecting Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 550678106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Eric J. Edidin
(2) Check the Appropriate Box if a Member of a Group	(a) [ * ]
(b) [ * ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,577,977*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	2,577,977*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,577,977*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 9.6%*
(12) Type of Reporting Person (See Instructions): IN, HC

 * Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13G are held by the Funds. On April 13, 2016, Reporting Persons filed a Schedule 13D exit filing reflecting Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 550678106
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Joshua A. Lobel
(2) Check the Appropriate Box if a Member of a Group	(a) [ * ]
(b) [ * ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	2,577,977*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	2,577,977*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,577,977*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 9.6%*
(12) Type of Reporting Person (See Instructions): IN, HC

* Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13G are held by the Funds. On April 13, 2016, Reporting Persons filed a Schedule 13D exit filing reflecting Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 1(a). Name Of Issuer:
Luxfer Holdings PLC
Item 1(b). Address of Issuer’s Principal Executive Offices:
Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE England
Item 2(a). Name of Person Filing:
(i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, an individual, as a principal of Canton (“Lobel”), and (iv) Eric J. Edidin (“Edidin”), an individual, as a principal of Canton (the persons mentioned in (i) (ii), (iii) and (iv) above are referred to as the “Reporting Persons”).
Item 2(b). Address of Principal Business Office or, if None, Residence:
The business address of each Reporting Person is 570 Lexington Avenue, 40th Floor, New York, New York 10022. This statement relates to American Depositary Shares, each representing one ordinary share, nominal value of £0.50 each, of the Issuer, issued and outstanding as of December 31, 2015 (the “ADS Shares”), of Issuer. All ADS Shares reported in this Schedule 13G are held by the Funds.
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”).
Item 2(e). CUSIP No.:
550678106
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
(a) ¨ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ¨ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ¨ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ¨ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e) X An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	¨ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	¨X A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	¨ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	¨ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	¨ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); and
(k)	¨ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

Item 4. Ownership:
(a) Amount Beneficially Owned:	2,577,977*
(b) Percent of Class:	9.6%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	2,577,977*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	2,577,977*

__________________

* Based on the information set forth in the Issuer’s Form 20F filed with the U.S. Securities and Exchange Commission on March 15, 2016, there were 26,916,914 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2015.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13G are held by the Funds. On April 13, 2016, Reporting Persons filed a Schedule 13D exit filing reflecting Reporting Persons no longer hold the ADS Shares with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person
The Funds have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of securities.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

Joint Filing Agreement by and among the Reporting Persons dated as of April 13, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2016

Archer Capital Management, L.P.

By: Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

/s/ Joshua A. Lobel
Name: Joshua A. Lobel

/s/ Eric J. Edidin
Name: Eric J. Edidin

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the American Depositary Shares, each representing one Ordinary Share of nominal value £0.50 each of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

.

Dated as of April 13, 2016

Archer Capital Management, L.P.

By: Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

/s/ Joshua A. Lobel
Name: Joshua A. Lobel

/s/ Eric J. Edidin
Name: Eric J. Edidin